SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Polska Telefonia Cyfrowa Sp. z o.o.

(Exact Name of Registrant as Specified in Its Charter)

Al. Jerozolimskie 181, 02-222 Warsaw

(Address of Principal Executive Offices)

Poland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

      Ö

Form 40-F ______________

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

News Release

POLSKA TELEFONIA CYFROWA ANNOUNCES CHANGES IN THE SUPERVISORY BOARD

Warsaw – May 7, 2003 – Polska Telefonia Cyfrowa Sp. z o.o. (PTC), (www.era.pl) the leading Polish wireless provider of nationwide dual band GSM 900 & GSM 1800 services and holder of UMTS license, today announced the following change in its Supervisory Board.

On May 6, 2003 PTC was notified, that Mr. Zygmunt Solorz-Żak was nominated to PTC’s Supervisory Board by Elektrim Telekomunikacja Sp. z o.o., effective April 30, 2003. He replaces Mr. Maciej Raczkiewicz, who had been a member of PTC’s Supervisory Board since October 9, 2002.

According to the terms of PTC’s shareholder agreement, four board members are nominated by Elektrim Telekomunikacja Sp. z o.o., two by T-Mobile Deutschland GmbH, two by MediaOne International B.V. (a member of the Deutsche Telekom Group) and a ninth member is independent.

The members of the new Supervisory Board are as follows:

1.

Dariusz Oleszczuk – President of the Board (Elektrim Telekomunikacja Sp. z o.o.)

2.

Michael Günther – Vice-President of the Board (MediaOne International B.V.)

3.

Jacek Trela (independent)

4.

Fridbert Gerlach (MediaOne International B.V.)

5.

Gerd Kareth (T-Mobile Deutschland GmbH)

6.

Michael Picot (Elektrim Telekomunikacja Sp. z o.o.)

7.

Philippe Houdouin (Elektrim Telekomunikacja Sp. z o.o.)

8.

Michael Lawrence (T-Mobile Deutschland GmbH)

9.

Zygmunt Solorz-Żak (Elektrim Telekomunikacja Sp. z o.o.)

Operating under the brand name of ERA, Polska Telefonia Cyfrowa provides a full range of basic and expanded wireless telephone services over an all-digital network. For more information, please see the www.era.pl. pages on the Internet.

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For further information please contact:

Karol Depczyński

Director of Financial Strategic Planning
( (+48) 22 413 3112
Mobile: (+48) 604 470 473
Fax: (+48) 22 413 6235

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLSKA TELEFONIA CYFROWA Sp. z o.o.

(Registrant)

By: /s/ Boguslaw Kulakowski

Boguslaw Kulakowski, Director General

By: /s/ Wilhelm Stueckemann

Wilhelm Stueckemann, Director of Network Operations

By: /s/ Jonathan Eastick

Director of Finance

May 7, 2003

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